

Mail Stop 4631

June 2, 2010

<u>**Via U.S. mail and facsimile**</u>

Mr. Ian Cook
President and Chief Executive Officer
Colgate-Palmolive Company
300 Park Avenue
New York, NY 10022

> **RE: Form 10-K for the year ended December 31, 2009**
> **Form 10-Q for the period ended March 31, 2010**
> **Definitive Proxy Statement on Schedule 14A filed March 24, 2010, and**
> **amended April 6, 2010 and April 16, 2010**
> **File No. 001-00644**

Dear Mr. Cook:

        We have reviewed your response letter dated May 28, 2010 and have the following additional comment. If you disagree with the comment, we will consider your explanation as to why the comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED ON
MARCH 24, 2010 AND AMENDED APRIL 6, 2010 AND APRIL 16, 2010</u>

<u>Compensation Discussion and Analysis, page 19</u>

1. We note your response to comment two in our letter dated May 17, 2010. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

*   *   *   *

Please respond to this comment within 10 business days. Please provide us with a response letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or, in his absence, Andrew Schoeffler, Senior Staff Attorney, at (202) 551-3748 if you have any questions regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief